Exhibit 99.1

TEKMIRA PHARMACEUTICALS CORPORATION

Unaudited Interim Condensed Consolidated Financial Statements (expressed in Canadian dollars)

(Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP))

2012 – Q3

Three and nine months ended September 30, 2012 and September 30, 2011

TEKMIRA PHARMACEUTICALS CORPORATION

Interim Condensed Consolidated Balance Sheets

(Unaudited)

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	September 30 2012	December 31 2011
Assets
Current assets:
Cash and cash equivalents	$5,632,892	$9,184,134
Accounts receivable	1,949,664	880,693
Accrued revenue	97,776	185,356
Deferred expenses	488,111	788,111
Investment tax credits receivable	9,825	331,032
Prepaid expenses and other assets	425,507	424,387

Total current assets	8,603,775	11,793,713

Property and equipment	18,693,441	18,684,491
Less accumulated depreciation and impairment	(17,167,070)	(16,486,912)

Property and equipment net of accumulated depreciation and impairment	1,526,371	2,197,579

Total assets	$10,130,146	$13,991,292

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 4)	$3,033,362	$3,972,551
Deferred revenue (note 2)	3,082,341	2,807,898
Warrants (note 6)	2,677,480	205,044

Total current liabilities	8,793,183	6,985,493
Deferred revenue, net of current portion (note 2)	1,027,840	1,690,529

Total liabilities	9,821,023	8,676,022
Stockholders’ equity:
Common shares (note 6)
Authorized — unlimited number with no par value
Issued and outstanding:
14,007,854 (December 31, 2011 — 12,148,635)	236,606,593	233,501,253
Additional paid-in capital	31,068,891	30,661,704
Deficit	(267,366,361)	(258,847,687)

Total stockholders’ equity	309,123	5,315,270

Total liabilities and stockholders’ equity	$10,130,146	$13,991,292

Nature of business, future operations and summary of significant accounting policies (note 1)
Contingencies and commitments (note 7)
Subsequent event (note 8)

See accompanying notes to the interim condensed consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Revenue (note 2)
Collaborations and contracts	$2,055,934	$3,636,309	$8,221,763	$12,387,617
Licensing fees and milestone payments	992,000	524,100	2,010,100	524,100

Total revenue	3,047,934	4,160,409	10,231,863	12,911,717

Expenses
Research, development, collaborations and contracts	3,101,825	4,380,947	10,810,861	16,218,671
General and administrative	1,504,637	1,207,783	5,730,051	4,343,809
Depreciation of property and equipment	214,701	253,798	681,487	730,733

Total expenses	4,821,163	5,842,528	17,222,399	21,293,213

Loss from operations	(1,773,229)	(1,682,119)	(6,990,536)	(8,381,496)

Other income (losses)
Interest income	25,631	17,711	79,170	79,963
Foreign exchange gains (losses)	56,891	(82,322)	61,770	(147,116)
Warrant issuance costs (note 6)	—	—	(47,000)	(80,000)
Increase (decrease) in fair value of warrant liability (note 6)	(1,744,734)	277,435	(1,622,078)	429,577

Net loss and comprehensive loss	$(3,435,441)	$(1,469,295)	$(8,518,674)	$(8,099,072)

Loss per common share
Basic and diluted	$(0.25)	$(0.12)	$(0.63)	$(0.73)
Weighted average number of common shares
Basic and diluted	14,006,774	12,139,113	13,596,800	11,039,144

See accompanying notes to the interim condensed consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Interim Condensed Consolidated Statement of Stockholders’ Equity

For the nine months ended September 30, 2012 (unaudited)

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Number of shares	Share capital	Additional paid-in capital	Deficit	Total stockholders’ equity
Balance, December 31, 2011	12,148,635	$233,501,253	$30,661,704	$(258,847,687)	$5,315,270
Stock-based compensation	—	—	469,230	—	469,230
Issuance of common shares pursuant to exercise of options	10,618	67,183	(62,043)	—	5,140
Issuance of common shares in conjunction with the private offering, net of issuance costs of $178,407 and net of initial fair value of warrants of $850,358	1,848,601	3,038,157	—	—	3,038,157
Net loss	—	—	—	(8,518,674)	(8,518,674)

Balance, September 30, 2012	14,007,854	$236,606,593	$31,068,891	$(267,366,361)	$309,123

See accompanying notes to the interim condensed consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Interim Condensed Consolidated Statements of Cash Flow

(Unaudited)

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
OPERATING ACTIVITIES
Loss for the period	$(3,435,441)	$(1,469,295)	$(8,518,674)	$(8,099,072)
Items not involving cash:
Depreciation of property and equipment	214,701	253,798	681,487	730,733
Stock-based compensation expense	140,656	202,266	469,230	374,771
Foreign exchange (gains) losses arising on foreign currency cash balances	16,362	(63,446)	55,646	(32,544)
Warrant issuance costs	—	—	47,000	80,000
Change in fair value of warrant liability	1,744,734	(277,435)	1,622,078	(429,577)
Net change in non-cash operating items:
Accounts receivable	(99,998)	2,609,585	(1,068,971)	1,776,184
Accrued revenue	10,811	(370,852)	87,580	67,174
Deferred expenses	141,346	74,479	300,000	68,053
Investment tax credits receivable	207,635	—	321,207	82,372
Inventory	—	211,047	—	150,731
Prepaid expenses and other assets	(80,958)	(243,655)	(1,120)	(350,123)
Accounts payable and accrued liabilities	76,515	(911,618)	(939,189)	(2,421,035)
Deferred revenue	(230,965)	(583,844)	(388,246)	339,240

Net cash used in operating activities	(1,294,603)	(568,970)	(7,331,972)	(7,663,093)

INVESTING ACTIVITIES
Proceeds from sale of property and equipment	2,488	—	2,488	—
Acquisition of property and equipment	—	—	(12,767)	(56,448)

Net cash provided by (used in) investing activities	2,488	—	(10,279)	(56,448)

FINANCING ACTIVITIES
Proceeds from issuance of common shares and warrants, net of issuance costs	—	—	3,841,515	4,545,647
Issuance of common shares pursuant to exercise of options	3,640	9,153	5,140	10,589

Net cash provided by financing activities	3,640	9,153	3,846,655	4,556,236

Foreign exchange gains (losses) arising on foreign currency cash balances	(16,362)	63,446	(55,646)	32,544

Decrease in cash and cash equivalents	(1,304,836)	(496,371)	(3,551,242)	(3,130,761)
Cash and cash equivalents, beginning of period	6,937,728	9,711,620	9,184,134	12,346,010

Cash and cash equivalents, end of period	$5,632,892	$9,215,249	$5,632,892	$9,215,249

Supplemental cash flow information
Investment tax credits received	$207,635	$—	$321,207	$102,464
Fair value of warrants issued in conjunction with public offering	$—	$—	$850,358	$742,809

See accompanying notes to the interim condensed consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2012

1.	Nature of business, future operations and summary of significant accounting policies

Nature of business and future operations

Tekmira Pharmaceuticals Corporation (the “Company”) is a Canadian biopharmaceutical business focused on advancing novel RNA interference therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners.

The success of the Company is dependent on obtaining the necessary regulatory approvals to bring its products to market and achieve profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs in the future.

Basis of presentation and significant accounting policies

These unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles of the United States of America (“U.S. GAAP”) for interim financial statements and accordingly, do not include all disclosures required for annual financial statements.

These statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2011 and included in the Company’s 2011 annual report on Form 20-F.

The unaudited interim condensed consolidated financial statements reflect, in the opinion of management, all adjustments and reclassifications necessary to present fairly the financial position, results of operations and cash flows at September 30, 2012 and for all periods presented.

The results of operations for the three and nine months ended September 30, 2012 and September 30, 2011 are not necessarily indicative of the results for the full year.

These interim financial statements follow the same significant accounting policies as those described in the notes to the audited consolidated financial statements of Tekmira Pharmaceuticals Corporation (“the Company”) for the year ended December 31, 2011.

These interim financial statements include the accounts of the Company and its two wholly-owned subsidiaries, Protiva Biotherapeutics Inc. (“Protiva”) and Protiva Biotherapeutics (USA), Inc. All intercompany transactions and balances have been eliminated on consolidation.

Income or loss per share

Income or loss per share is calculated based on the weighted average number of common shares outstanding. Diluted loss per share does not differ from basic loss per share since the effect of the Company’s stock options and warrants are anti-dilutive. Diluted income per share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding stock options and warrants. At September 30, 2012, potential common shares of 4,294,647 were excluded from the calculation of net loss per common share because their inclusion would be anti-dilutive.

Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, investment tax credits receivable, accounts payable and accrued liabilities, warrants, contingently payable promissory notes and a term loan facility.

The carrying values of cash and cash equivalents are recorded at fair value based on quoted prices in active markets (Level 1 inputs). The carrying values of accounts receivable, investment tax credits receivable and accounts payable and accrued liabilities approximate their fair values, based upon Level 3 inputs, due to the immediate or short-term maturity of these financial instruments.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2012

As quoted prices for the warrants are not readily available, the Company has used a Black-Scholes pricing model, as described in Note 6, to estimate fair value. These are level 3 inputs as defined in the Company’s accounting policy for the fair value of financial instruments as described in the annual financial statements for the year ended December 31, 2011.

The Company has not yet drawn down any funds under its loan facility (Note 5).

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have an impact on the Company’s financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. These ASUs are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, which for the Company means January 1, 2012. As these accounting standards do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income, the adoption of these standards did not have an impact on the Company’s financial position or results of operations.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011, which for the Company means January 1, 2012. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2012

2.	Collaborations, contracts and licensing agreements

The following tables set forth revenue recognized under collaborations, contracts and licensing agreements:

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Collaborations and contracts
U.S. Government (a)	$1,879,314	$1,956,920	$7,808,645	$8,645,515
Alnylam (b)	—	1,435,657	9,713	3,396,530
BMS (c)	129,353	217,527	314,243	286,912
Other RNAi collaborators (d)	47,267	26,205	89,162	58,660

Total research and development collaborations and contracts	2,055,934	3,636,309	8,221,763	12,387,617

Licensing fees and milestone payments
Alnylam milestone payments (b)	—	524,100	1,018,100	524,100
Talon milestone payment (e)	992,000	—	992,000	—

Total licensing fees and milestone payments	992,000	524,100	2,010,100	524,100

Total revenue	$3,047,934	$4,160,409	$10,231,863	$12,911,717

The following table sets forth deferred collaborations and contracts revenue:

	September 30, 2012	December 31, 2011
U.S. Government (a)	$1,519,944	$1,593,946
BMS current portion (c)	1,562,397	1,213,952

Deferred revenue, current portion	3,082,341	2,807,898
BMS long-term portion (c)	1,027,840	1,690,529

Total deferred revenue	$4,110,181	$4,498,427

(a) Contract with U.S. Government to develop TKM-Ebola

On July 14, 2010, the Company signed a contract with the United States Government to advance TKM-Ebola, an RNAi therapeutic utilizing the Company’s lipid nanoparticle technology to treat Ebola virus infection.

In the initial phase of the contract, funded as part of the Transformational Medical Technologies program, the Company is eligible to receive up to US$34.7 million. This initial funding is for the development of TKM-Ebola including completion of preclinical development, filing an Investigational New Drug application with the United States Food and Drug Administration (“FDA”) and completing a Phase 1 human safety clinical trial.

The U.S. Government has the option of extending the contract beyond the initial funding period to support the advancement of TKM-Ebola through to the completion of clinical development and FDA approval. Based on the contract’s budget this would provide the Company with up to US$140.0 million in funding for the entire program.

Under the contract, the Company is reimbursed for costs incurred, including an allocation of overhead costs, and is paid an incentive fee. At the beginning of the fiscal year the Company estimates its labour and overhead rates for the year ahead. At the end of the year the actual labour and overhead rates are calculated and revenue is adjusted accordingly. The Company’s actual labour and overhead rates will differ from its estimated rates based on actual costs incurred and the proportion of the Company’s efforts on contracts and internal products versus indirect activities. Within minimum and maximum collars, the amount of incentive fee the Company can earn under the contract varies based on costs incurred versus budgeted costs. Until the Company is able to make a reliable estimate of the final contract costs, only the minimum incentive fee achievable and earned is recognized.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2012

On August 6, 2012, the Company announced that it had received a temporary stop-work order from the U.S. Government in respect of this contract. On October 2, 2012, the Company announced that the stop-work order had been lifted and work on the contract resumed.

(b) License and collaboration with Alnylam Pharmaceuticals, Inc. (“Alnylam”)

On March 16, 2011 the Company filed a complaint against Alnylam. This litigation was settled on November 12, 2012 (note 8 — Subsequent event).

License and Collaboration Agreement with Alnylam through Tekmira

On January 8, 2007, the Company entered into a licensing and collaboration agreement with Alnylam (“Alnylam License and Collaboration”), which was amended and restated in May 2008, giving them an exclusive license to certain of the Company’s historical lipid nanoparticle intellectual property for the discovery, development, and commercialization of ribonucleic acid interference (“RNAi”) therapeutics.

The Alnylam License and Collaboration was replaced by a new license agreement as part of a settlement (note 8 — Subsequent event).

Cross-License with Alnylam acquired through Protiva

As a result of the acquisition of Protiva on May 30, 2008, the Company acquired a Cross-License Agreement between Protiva and Alnylam (the “Alnylam Cross-License”). Alnylam was granted a non-exclusive license to the Protiva intellectual property.

The Alnylam Cross-License was replaced by a new license agreement as part of a settlement (note 8 — Subsequent event).

Manufacturing agreement with Alnylam

Under a manufacturing agreement with Alnylam (the “Alnylam Manufacturing Agreement”) effective January 1, 2009, the Company was the exclusive manufacturer of any products required by Alnylam through to the end of Phase 2 clinical trials that utilize the Company’s technology. Alnylam was paying the Company for the provision of staff and for external costs incurred. Time charged to Alnylam was at a fixed rate and under the Alnylam Manufacturing Agreement there was a contractual minimum for the provision of staff of $11,200,000 over the three year period ending December 31, 2011.

The Alnylam Manufacturing Agreement was terminated as part of a settlement (note 8 — Subsequent event).

Milestone payments

In June 2012 the Company earned a $1,018,100 (US$1,000,000) milestone from Alnylam in respect of the initiation of Alnylam’s ALN-TTR02 Phase 2 human clinical trial.

(c) Bristol-Myers Squibb collaboration

On May 10, 2010 the Company announced the expansion of its research collaboration with Bristol-Myers Squibb Company (“Bristol-Myers Squibb”). Under the new agreement, Bristol-Myers Squibb use small interfering RNA (“siRNA”) molecules formulated by the Company in lipid nanoparticle (“LNP”) technology to silence target genes of interest. Bristol-Myers Squibb is conducting the preclinical work to validate the function of certain genes and share the data with the Company. The Company can use the preclinical data to develop RNAi therapeutic drugs against the therapeutic targets of interest. The Company received $3,233,400 (US$3,000,000) from Bristol-Myers Squibb concurrent with the signing of the agreement and recorded the amount as deferred revenue. The Company is required to provide a pre-determined number of LNP batches over the four-year agreement. Bristol-Myers Squibb have a first right to negotiate a licensing agreement on certain RNAi products developed by the Company that evolve from Bristol-Myers Squibb validated gene targets.

Revenue from the May 10, 2010 agreement with Bristol-Myers Squibb is being recognized as the Company produces the related LNP batches.

(d) Other RNAi collaborators

The Company has active research agreements with a number of other RNAi collaborators.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2012

(e) Talon milestone payment

On August 9, 2012, the Company announced that its licensing partner, Talon Therapeutics, Inc. (“Talon”) received accelerated approval for Marqibo® from the U.S. Food and Drug Administration (“FDA”) for the treatment of adult patients with Philadelphia chromosome negative acute lymphoblastic leukemia in second or greater relapse or whose disease has progressed following two or more anti-leukemia therapies. Marqibo is a liposomal formulation of the chemotherapy drug vincristine. Marqibo, along with two other liposomal chemotherapy products, Alocrest (liposomal formulation of the chemotherapy drug vinorelbine) and Brakiva (liposomal formulation of the chemotherapy drug topotecan), were licensed from Tekmira to Talon (formerly Hana Biosciences) in 2006. Talon is responsible for all future development of these products. In the three months ended September 30, 2012, the Company earned a milestone of $992,000 (US$1,000,000) based on the FDA’s approval of Marqibo. The Company is eligible to receive royalty payments based on Marqibo’s commercial sales.

3.	Concentration of credit risk

Credit risk is defined by the Company as an unexpected loss in cash and earnings if a collaborative partner is unable to pay its obligations in due time. The Company’s main source of credit risk is related to its accounts receivable balance which principally represents temporary financing provided to collaborative partners in the normal course of operations. Accounts receivable from the U.S. Government as at September 30, 2012 were $848,872 (US$863,377) and represent 44% of total accounts receivable as at that date (December 31, 2011 — $747,720 and 85%). Accounts receivable from Talon as at September 30, 2012 were $992,000 (US$1,000,000) and represent 51% of total accounts receivable as at that date.

The Company does not currently maintain a provision for bad debts as the majority of accounts receivable are from collaborative partners or government agencies and are considered to be low risk.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at September 30, 2012 was the accounts receivable balance of $1,949,664 (December 31, 2011 — $880,693).

All accounts receivable balances at September 30, 2012 and at December 31, 2011 were current.

4.	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities is comprised of the following:

	September 30, 2012	December 31, 2011
Trade accounts payable	$1,249,460	$1,284,737
Research and development accruals	401,789	228,942
Professional fee accruals	917,225	1,669,838
Restructuring cost accruals	34,999	36,134
Deferred lease inducements	85,117	196,966
Other accrued liabilities	344,772	555,934

	$3,033,362	$3,972,551

5.	Term loan

On December 21, 2011, the Company signed an agreement with Silicon Valley Bank for a term loan facility of up to US$3,000,000. On September 24, 2012 the loan was amended. The loan amendment extended the deadline for any draw down on the facility from September 30, 2012 to December 31, 2012. The loan matures on September 1, 2015 and carries a fixed interest rate of 8% annually. If the Company draws down on the loan, principal and interest payments will be payable each month starting on January 1, 2013.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2012

The Company has not yet drawn on the loan. The loan is secured by the assets of the Company.

6.	Share capital

(a) Financing

On February 29, 2012, the Company completed a private placement offering of 1,848,601 units at a price of $2.20 per unit for total gross proceeds, before expenses, of $4,066,922. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $2.60. The warrants expire on February 28, 2017. After paying brokerage fees and other unit issue costs, the offering generated net cash of $3,841,515. The total unit issuance cost of $225,407 has been allocated, on a pro-rata basis, as $178,407 to the shares and $47,000 to the warrants and recorded, respectively, to share capital and warrant issuance costs in the statement of operations and comprehensive loss.

On the date of issuance, the Black-Scholes aggregate value of the 924,302 warrants was $850,358 and is based on an assumed risk-free interest rate of 1.44%, volatility of 40%, a zero dividend yield and an expected life of 5 years. The fair value of the warrants at issuance was initially recorded as a liability with the residual amount of proceeds from the private placement being allocated to share capital.

At September 30, 2012, the Black-Scholes value of all of the Company’s total outstanding warrants of 1,873,797 was $2,677,480 and is based on assumed risk-free interest rates ranging from 1.16% to 1.47%, volatility of 40%, a zero dividend yield and expected lives ranging from 3.71 to 6.23 years.

The following table sets forth increase or decrease in the fair value of the warrants as reflected in the statement of operations and comprehensive loss:

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Decrease (increase) in the fair value of warrant liability	$(1,744,734)	$277,435	$(1,622,078)	$429,577

The value of the Company’s warrants is particularly sensitive to changes in the Company’s share price and the estimated rate of share price volatility.

(b) Stock-based compensation

On June 20, 2012, the shareholders of the Company approved a 550,726 increase in the number of stock-based compensation awards that the Company is permitted to issue.

The Company did not grant any options during the three months ended September 30, 2012.

During the nine months ended September 30, 2012, the Company granted 105,500 stock options. The fair value of the options granted was $203,419 and was estimated using the Black-Scholes option pricing model and the following inputs: assumed risk-free interest rate of 1.71%, volatility of 119.9%, a zero dividend yield and an expected life of 8 years.

Combining all of the Company’s share-based compensation plans, at September 30, 2012, the Company has 1,801,362 options outstanding and a further 619,488 options available for issuance.

7.	Contingencies and commitments

Product development partnership with the Canadian Government

The Company entered into a Technology Partnerships Canada (“TPC”) agreement with the Canadian Federal Government on November 12, 1999. Under this agreement, TPC agreed to fund 27% of the costs incurred by the Company, prior to March 31, 2004, in the development of certain oligonucleotide product candidates up to a

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2012

maximum contribution from TPC of $9,329,912. As at September 30, 2012, a cumulative contribution of $3,701,571 has been received and the Company does not expect any further funding under this agreement. In return for the funding provided by TPC, the Company agreed to pay royalties on the share of future licensing and product revenue, if any, that is received by the Company on certain non-siRNA oligonucleotide product candidates covered by the funding under the agreement. These royalties are payable until a certain cumulative payment amount is achieved or until a pre-specified date. In addition, until a cumulative amount equal to the funding actually received under the agreement has been paid to TPC, the Company agreed to pay royalties on the share of future product revenue, if any, for Marqibo that is received by the Company. To September 30, 2012 the Company had not made any royalty payments to TPC.

Contingently payable promissory notes

On March 25, 2008, Protiva declared dividends totaling US$12,000,000. The dividend was paid by Protiva issuing promissory notes on May 23, 2008. Recourse against Protiva for payment of the promissory notes will be limited to Protiva’s receipt, if any, of up to US$12,000,000 in license payments from Merck. Protiva will pay these funds if and when it receives them, to the former Protiva shareholders in satisfaction of the promissory notes. The US$12,000,000 contingent receivable and the related promissory notes payable are not recorded in the Company’s consolidated balance sheet.

License and collaboration agreement with Halo-Bio RNAi Therapeutics, Inc. (“Halo-Bio”)

On August 24, 2011, the Company entered into a license and collaboration agreement (the “Agreement”) with Halo-Bio. Under the Agreement, Halo-Bio granted the Company an exclusive license to its multivalent ribonucleic acid (“MV-RNA”) technology. The Agreement provides for the companies to work together to design and develop MV-RNA molecules to gene targets of interest to the Company and to combine MV-RNA molecules with the Company’s LNP technology to develop therapeutic products.

The Company paid Halo-Bio an initial license fee of $97,940 (US$100,000) and recorded this amount as a research and development expense in the consolidated statement of operations and comprehensive loss.

The agreement was amended on August 8, 2012 to adjust the future license fees and other contingent payments and the Company made a further license fee payment of $50,145 (US$50,000). Under the amended agreement, as at September 30, 2012, the maximum future license fees and other contingent payments are US$1,700,000, which includes US$200,000 that is payable upon settlement of the litigation with Alnylam and AlCana. The Company will pay up to US$12,700,000 in milestones on each product developed plus royalties.

8. Subsequent event

Settlement of litigation with Alnylam and AlCana

On November 12, 2012, the Company entered into an agreement to settle all litigation between the Company and Alnylam and AlCana Technologies, Inc. and also entered into a new licensing agreement with Alnylam that replaces all earlier licensing, cross-licensing, collaboration, and manufacturing agreements. Tekmira expects to enter into a separate cross license agreement with AlCana which will include milestone and royalty payments and AlCana has agreed not to compete in the RNAi field for five years.

As a result of the new Alnylam license agreement, the Company will receive a total of $65 million in cash payments. This includes $30 million associated with the termination of the manufacturing agreement and $35 million associated with the termination of the previous license agreements, as well as a modification of the milestone and royalty schedules associated with Alnylam’s ALN-VSP, ALN-PCS, and ALN-TTR02 programs. In addition, Alnylam has transferred all agreed upon patents and patent applications related to LNP technology for the systemic delivery of RNAi therapeutic products, including the MC3 lipid family, to Tekmira, who will own and control prosecution of this intellectual property portfolio. Tekmira is the only company able to sublicense LNP intellectual property in future platform-type relationships. Alnylam has a license to use Tekmira’s intellectual property to develop and commercialize products and may only grant access to Tekmira’s LNP technology to its partners if it is part of a product sublicense. Alnylam will pay Tekmira milestones and royalties as Alnylam’s LNP-enabled products are developed and commercialized.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months and nine months ended September 30, 2012

The new licensing agreement with Alnylam also grants the Company intellectual property rights to develop its own proprietary RNAi therapeutics. Alnylam has granted the Company a worldwide license for the discovery, development and commercialization of RNAi products directed to thirteen gene targets – three exclusive and ten non-exclusive licenses – provided that they have not been committed by Alnylam to a third party or are not otherwise unavailable as a result of the exercise of a right of first refusal held by a third party or are part of an ongoing or planned development program of Alnylam. Licenses for five of the ten non-exclusive targets – ApoB, PLK1, Ebola, WEE1, and CSN5 – have already been granted, along with an additional license for ALDH2, which has been granted on an exclusive basis. In consideration for this license, the Company has agreed to pay single-digit royalties to Alnylam on product sales and have milestone obligations of up to US$8.5 million on the non-exclusive licenses (with the exception of TKM-Ebola, which has no milestone obligations). Alnylam no longer has “opt-in” rights to Tekmira’s lead oncology product, TKM-PLK1, so Tekmira now holds all development and commercialization rights related TKM-PLK1. The Company will have no milestone obligations on the three exclusive licenses.

As a result of the settlement of the litigation between Tekmira and Alnylam, the contingent obligation to Orrick, Herrington and Sutcliffe LLP (Orrick), lead legal counsel for the lawsuit against Alnylam and AlCana is now payable and will be recorded in Q4 2012. At September 30, 2012, the contingent obligation was $15,620,961 (US$15,887,877).